CYPRESS SHARPRIDGE INVESTMENTS, INC.

65 East 55th Street

New York, New York 10022

June 9, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Karen J. Garnett, Esq.

        Phil Rothenberg, Esq.

RE:	Cypress Sharpridge Investments, Inc.

Registration Statement on Form S-11 (File No. 333-142236)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cypress Sharpridge Investments, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 3:00 p.m., Eastern time, on June 11, 2009 or as soon thereafter as practicable.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to S. Gregory Cope at (804) 788-8388 and such effectiveness also be confirmed in writing.

Very truly yours,

Cypress Sharpridge Investments, Inc.

By:	/s/ Thomas A. Rosenbloom
Thomas A. Rosenbloom
Secretary